Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

August 27, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Hawks Acquisition Corp
Registration Statement on Form S-1
Confidentially Submitted on February 24, 2021 and Filed on July 29, 2021
CIK No. 0001841144

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was initially confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 24, 2021 and filed with the Commission on July 29, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated August 13, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission
August 27, 2021

Cover Page

1.	We note that if you anticipate that you may not be able to consummate your initial business combination within 18 months, you may, by resolution of your board of directors if requested by your sponsor, extend the period of time you will have to consummate an initial business combination by an additional six months, subject to your sponsor purchasing additional private placement warrants. It appears that this approach may differ from most blank check companies (which grant their sponsors the ability to vote to amend the charter to extend the period of time to consummate an initial business combination), please revise your prospectus in appropriate places to highlight that this approach differs from most blank check companies and whether there are any material risks to investors as a result of this approach.

Response to Comment

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page, in the risk factors and in other appropriate places to reflect that the Company’s sponsor can choose to extend the period of time to consummate an initial business combination by purchasing additional private placement warrants and that this structure differs from the structure of similar blank check companies, which generally are only permitted to extend the time period to complete an initial business combination in connection with an amendment to their amended and restated certificate of incorporation (which our amended and restated certificate of incorporation also permits). Please see the cover page and pages 1, 7, 21, 22, 51, 91, F-8, and F-9.

Summary, page 1

2.	We note your statement that "none of [the anchor investors] are affiliated with any member of our management team, our sponsor or any other anchor investor. However, we also note your statement on page 58 that your "anchor investors are also (or will be) members of our sponsor with an indirect beneficial interest in founder shares held by our sponsor." Please revise to clarify whether any of the anchor investors are currently affiliated with the sponsor. Also, please revise to clarify whether the any of the anchor investors are affiliated with any member of your board of directors.

Response to Comment

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify none of the anchor investors are affiliated with any member of our management team, our sponsor, our board of directors or, to our knowledge, any other anchor investor and will not be so affiliated prior to their receipt of equity interests in our sponsor in connection with their anchor investments. Please see the cover page and pages 1, 15, and 128.

Summary Financial Data, page 33

3.	Please revise to discuss what the “As Adjusted” column represents.

Response to Comment

The Company acknowledges the Staff’s comment and has revised the footnote corresponding to the “As Adjusted” column accordingly. Please see page 34.

Securities and Exchange Commission
August 27, 2021

Certain Relationships and Related Party Transactions, page 130

4.	We note that you will make monthly salary and benefit payments to your chief operating officer of approximately $10,000. It appears that these payments may be atypical in comparison to other blank check companies. Please revise to highlight this fact, to state the aggregate amount that the company will pay this officer through the completion window, and provide additional detail regarding the services that the chief operating officer is required to provide. In this respect, please clarify if he also will be eligible for the reimbursement of any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Finally, please file the services agreement with your chief operating officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment

The Company acknowledges the Staff’s comment and has revised the disclosure to provide additional detail regarding the services that the chief operating officer will provide and the compensation that the chief operating officer will receive. The Company has also filed as an exhibit to the Registration Statement the form of services agreement between the Company and the chief operating officer (exhibit 10.9), which will be entered into in connection with the closing of the Company’s initial public offering. Please see pages 31, 131, and 133 and Exhibit 10.9.

Financial Statements

Notes to Financial Statements

Note 7. Stockholders’ Equity, page F-14

5.	We note from your risk factor disclosure on page 71 that you intend to account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response to Comment

The Company evaluated the public and private warrants utilizing the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined equity classification to be appropriate, as the instruments are considered indexed to the reporting entity’s own stock, and do not contain terms that would provide for potential changes to settlement amounts depending upon the characteristics of the holder of the warrants. In addition, the equity classification conditions in ASC 815-40-25 are met for both the public and private warrants. Further analysis related to both the Public Warrant Agreement (exhibit 4.4) and the Private Placement Warrant Agreement (exhibit 4.5) (together, the “Warrant Agreements”) is as follows:

Public Warrant Agreement

The public warrants will be issued collectively with the units issued in the Company’s initial public offering. Each unit will consist of one share of common stock and one-half of one public warrant, with each whole public warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The public warrants will be publicly traded under a separate ticker from the Company’s shares of common stock and, therefore, are considered legally detachable and separable. As such, the public warrants are considered to be freestanding instruments, as they are legally detachable from the unit and the common stock and are separately exercisable.

Securities and Exchange Commission
August 27, 2021

Private Warrant Agreement

The private warrants will be issued collectively with the units issued in the initial public offering and will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share. The private warrants are not registered and are not currently trading. They are non-transferable, except under limited exceptions, until thirty days after the consummation of a business combination. The private warrants are freestanding instruments, as they are legally detachable from the unit and the common stock and are separately exercisable.

Are the public and private warrants within the scope of ASC 480 to be classified as a liability?

The warrants do not meet the criteria in ASC 480-10 for liability classification and therefore are not within the scope of ASC 480. Management notes that the warrants do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Are the public and private warrants indexed to the Company’s common stock?

The outstanding public and private warrants are freestanding financial instruments that will be issued in connection with the Company’s initial public offering which will allow for the potential future purchase of shares. They have been determined to be freestanding instruments and are evaluated for inclusion in ASC 480 above and were not within the scope of that standard.

Exercise Contingencies

Section 3.3.5 of the Warrant Agreements (Maximum Percentage) contain an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) of the Warrant Agreements is considered an exercise contingency. The Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the warrants, as they only become redeemable when the warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Consequently, this is considered an exercise contingency. An exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on certain criteria in ASC 815-40-15-7B. The exercise contingencies in Section 3.3.5 and Section 6.1 of the warrant agreements are not based on the criteria in ASC 815-40-15-7A and as such do not preclude the warrant from being considered indexed to the entity's own stock.

Securities and Exchange Commission
August 27, 2021

Settlement Provisions

The agreements contain a cashless exercise provision. For this provision the fair value (Section 3.3.1.b of the Warrant Agreements) shall mean the average last reported sale price of the Class A common stock for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent.

These cashless exercise features are applicable to both the public and private warrants in different scenarios. In all cases, the settlement amount is the difference between the fair value and a fixed monetary amount (the exercise price), and the calculation is the same for all warrants and the warrants are not precluded from being indexed to their own equity.

Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreements provide for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price in Section 4 of the Warrant Agreements.

ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Based on our review, these sections do not preclude the warrants from being considered indexed to the Company's own stock.

As part of its analysis, management specifically considered whether there are any terms or provisions in the Warrant Agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrants. For example, are the warrants redeemable by the Company at a specific price depending on the holder of the warrants? Management did not identify any such terms or provisions in the Warrant Agreements that would result in liability treatment.

Do the warrants meet all of the conditions for equity classification?

ASC 815-40-25-1 and 2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. Based on management’s review, the warrants meet the “classified in stockholders’ equity” criteria in ASC 815-40-25.

Securities and Exchange Commission
August 27, 2021

General

6.	We note your private placement warrant agreement, filed as exhibit 4.5. Please revise your Risk Factors and Description of Securities to disclose the material terms of the private placement warrant agreement, including any exclusive forum provision.

Response to Comment

The Company acknowledges the Staff’s comment. Based on the disclosures on pages 19, 53, 54, 62, 139, F-15, and F-16, and the revised disclosures on pages 61 and 143, the Company has disclosed the material terms of the private placement warrant agreement, including the exclusive forum provision.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Ryan Maierson, Esq.

Latham & Watkins LLP

Gregory P. Rodgers, Esq.

Latham & Watkins LLP